Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation
Southland Holdings LLC	Texas
Southland Contracting, Inc.	Texas
Johnson Bros. Corporation, a Southland Company	Texas
Mole Constructors, Inc.	Ohio
Oscar Renda Contracting, Inc.	Texas
Heritage Materials, LLC	Texas
American Bridge Company	Delaware
Renda Pacific LLC	Nevada
Southland Renda JV	Texas
Southland Mole JV	Texas
Southland RE Properties LLC	Texas
Oscar Renda Contracting of Canada, Ltd.	British Columbia
Southland Mole of Canada Ltd.	British Columbia
Southland Technicore Mole JV	Canada
Southland Mole of Canada / Astaldi Canada Design & Construction JV	British Columbia